McLaughlin & Stern, llp
steven w. schuster Partner Direct Phone: (212) 448-6216 Direct Fax: 1(800) 203-1556 E–Mail: sschuster@mclaughlinstern.com	260 Madison Avenue New York, New York 10016 (212) 448–1100 Fax (212) 448–0066	Millbrook Office Franklin Avenue P.O. Box 1369 Millbrook, New York 12545 (845) 677–5700 Fax (845) 677–0097

June 15, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N. E., Mail Stop 3561
Washington, D.C.   20549
Attention:  H. Roger Schwall

RE: Post -Effective Amendment No. 2 to Form S-1
                                           China Marine Food Group Ltd.
                                           File No. 333-148073

Dear Mr. Schwall:

The following is our reply to your comments and inquiries in your letter of March 2, 2010, regarding the Post -Effective Amendments No. 1 to the Registration Statement on Form S-1 of China Marine Food Group Ltd.  To facilitate your review, the responses re keyed to your comments.

Post-Effective Amendment No. I to Registration Statement on Form S-1. filed February 4, 2010

General

1.
In the next amendment you file, provide current and updated disclosure. For example, it is unclear why you have not updated your Executive Compensation and Certain Relationships and Related Transactions sections to provide current disclosure. Instead, you mostly provide disclosure as of December 2008 in those sections. We may have additional comments once you provide current disclosure throughout your document.

We have updated the disclosure throughout the registration statement to be as of December 31, 2009 or March 31, 2010 as appropriate.

Signatures, page 129

2.
Indicate clearly who is signing in the capacity of principal executive officer,principal financial officer, and controller or principal accounting officer. If the same person is signing in more than one of the required capacities, so state. See Instructions I and 2 to the Signatures section of Form S-1.

We have disclosed on the Signature Page that Pengfei Liu has signed in his capacity as Principal Executive Officer and Marco Hon Wai Ku has signed in his capacity as Principal Financial Officer.

Form 10-0 for the quarterly period ended September 30. 2009 filed November 12. 2009

Item IA. Risk Factors, page 41

"We may be exposed to potential risks relating to our internal controls." page 43

3.
You state that you were not subject to certain requirements related to management's report on the company's internal controls over financial report "for the fiscal year ended December 31, 2008" and `[s]will be subject to these requirements beginning with [the] annual report for the fiscal year ended December 31, 2009.". We further note the inclusion of "Management's Report on Internal Control over Financial Reporting" that appears on page 70 of your Form 10-K for the fiscal year ended December 31, 2008, although that filing also includes similar risk factor disclosure. Because you filed a Form 10-K for the fiscal year ended December 31, 2007, you became subject to the requirements of Item 308T of Regulation S-K with respect to each fiscal period and year ending thereafter but before June 15, 2010. Please ensure that this risk factor and all related disclosure in your future Form 10-Q and 10-K filings are accurate. Refer to Item 308T of Regulation S-K and the Instructions thereto, Item 4T of Form 10Q, and Item 9T of Form 10-K.

We have revised the disclosure in the periodic reports on Form 10-K for the year ended December 31, 2009 and the Form 10-Q for the quarter ended March 31, 2010.

Form 10-K for the fiscal year ended December 31, 2008 filed March 23, 2009

Exhibits 31.1 and 31.2

4.	Provide the precise certifications exactly as set forth in Item 601(b)(31) of Regulation S-K. We note in particular the following:

•	paragraph 4 should include the language "and internal control over financial reporting" as well as the parenthetical language that follows; and paragraph 4(b) is missing.

The revised certifications were filed in Amendment No. 1 to the annual report on Form 10-K filed on March 19, 2010.

We hope that we have satisfactorily responded to the Commissions staff’s comments. If you have any further questions, or if we can be of any assistance to your review process, please do not hesitate to call me at 212 448-6216.

Thank you for your consideration.

Yours truly,

/s/ Steven Schuster

Steven Schuster

Cc: Tracey McNeil